Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

EngageSmart, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29283F103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29283F103	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons John Burgess
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 3,973,924
	6	Shared Voting Power 1,970,978
	7	Sole Dispositive Power 3,973,924
	8	Shared Dispositive Power 1,970,978

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,902
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.6%
12	Type of Reporting Person IN

CUSIP No. 29283F103	Schedule 13G	Page 2 of 4

ITEM 1. (a) Name	of Issuer:

EngageSmart, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

30 Braintree Hill Office Park, Suite 101, Braintree, Massachusetts 02184

ITEM 2. (a) Name	of Person Filing:

This statement is filed on behalf of John Burgess (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o EngageSmart, Inc., 30 Braintree Hill Office Park, Suite 101, Braintree, Massachusetts 02184.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

(e)	CUSIP Number:

29283F103

ITEM 3.

Not applicable.

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 165,481,995 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.

CUSIP No. 29283F103	Schedule 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
John Burgess	5,944,902	3.6%	3,973,924	1,970,978	3,973,924	1,970,978

The Reporting Person is the beneficial owner of 5,944,902 shares of Common Stock, which consist of (i) 3,973,924 shares of Common Stock held of record by the Reporting Person; (ii) 990,000 shares of Common Stock held of record by the Robert P. Bennett 2019 Descendants’ Trust, of which the Reporting Person and his spouse serve as co-trustees; and (iii) 980,978 shares of Common Stock held of record by The Bennett Family 2020 Trust, of which the Reporting Person serves as co-trustee.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 29283F103	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

John Burgess

/s/ John Burgess